FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

RENESOLA LTD

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: September 2, 2008

Exhibit 99.1

ReneSola Ltd Announces Results of Annual General Meeting

JIASHAN, China, August 29, 2008 – ReneSola Ltd (“ReneSola” or the “Company”), a leading global manufacturer of solar wafers, is pleased to announce that all resolutions proposed to shareholders at the Annual General Meeting held today were duly passed.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM market of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

Mr. Charles Bai ReneSola Ltd
Tel: E-mail:	+86 (573) 8477-3061 charles.bai@renesola.com

Mr. Derek Mitchell Ogilvy Financial, Beijing
Tel: E-mail:	+86 (10) 8520-6284 derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith Ogilvy Financial, New York
Tel: E-mail:	+1 (212) 880-5269 thomas.smith@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather/Mr. Richard Baty Hanson Westhouse Limited, London
Tel: E-mail:	+44 (0) 20-7601-6100 tim.feather@hansonwesthouse.com
richard.baty@hansonwesthouse.com

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